RED REEF LABORATORIES INTERNATIONAL, INC.
450 Fairway Drive, #103
Deerfield Beach, Florida  33441
Phone (954) 725-9475  •  Fax (954) 697-8556

October 16, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

ATTN:    Pamela A. Long
Assistant Director

Re:       Red Reef Laboratories International, Inc.
Amendment No. 3, Form 10-SB
Filed on October 16, 2007
File Number:  0-52658

Gentlemen:

Thank you for your comment letter dated October 5, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB.  We have filed Amendment No. 3 to Form 10-SB/A (the “Form 10-SB/A”) of Red Reef Laboratories International, Inc. (“Red Reef”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Financial Statements for the Nine Months Ended June 30, 2007
Note 1 – Summary of Significant Accounting Policies
Concentrations of Business and Credit Risks

1.
We note your response from prior comment 14.  Please expand your disclosures to explain the purpose of the $140,000 one-time licensing fee as to distinguish it from the $300,000 initial non-refundable fee.

Response 1:	Our disclosure has been expanded to explain the purpose of the $140,000 one-time licensing fee and to distinguish it from the $300,000 initial non-refundable fee.

2.
We note you have deleted the discussion of the licensing agreement from your MD&A analysis of changes in revenues on page 18.  Since it appears from the disclosures on page 36 that 98% of your fiscal 2007 revenues relate to the licensing agreement with Benchmark China, it is unclear how you determined that you could explain the increase in revenues in your MD&A without referring to this licensing agreement.  Please revise your MD&A analysis to address this agreement or explain to us how your current MD&A analysis conforms to the guidance in Item 303 of Regulation S-B and our Release 33-8350.  Given the significance of this licensing agreement to your 2007 results, please ensure that your disclosures regarding this licensing agreement are sufficiently detailed and consistent throughout your filing.

Response 2:
The disclosure relating to revenues from the licensing agreement with Benchmark China was inadvertently deleted from the MD&A section of our previous amendment.  We have provided more detailed disclosure on revenues in fiscal 2007 relating to the licensing agreement with Benchmark China in our current amendment to Form 10-SB.  In addition, the disclosures throughout our filing regarding this licensing agreement were updated to provide more detail and to ensure that they are consistent.

Note 7 – Acquisition and Judgments Payable

3.	We note your revisions in response to our prior comment 16 and have the following comments:

•
We read that one of the reasons you acquired Altfuels was "to get the licenses needed to perform asbestos removal and abatement, hazardous materials cleanup and removal, oil field construction, oil field pit treatments, land reclamation and mold remediation in Louisiana."  Please tell us, and revise your disclosure to clarify, if Altfuels held these licenses at the time of acquisition.  If so, please help us to understand why your purchase price allocation does not identify and value these licenses as an acquired intangible asset in accordance with paragraph 37(e) of SFAS 141.  Also refer to paragraph A14 of SFAS 141.

•
We read that another reason you acquired Altfuels was "to own the formula for a product that cleans oil spills."  Please help us to understand why your purchase price allocation does not identify and value this formula as an acquired intangible asset in accordance with paragraph 37(e) of SFAS 141.  Also refer to paragraph A14 of SFAS 141.

•
Please refer to the third bullet point of our prior comment 16.  It is unclear to us where you have provided the footnote disclosures required by paragraph 58(b-c) of SFAS 141.  In this regard, based on the pro forma financial statements reflecting the acquisition of Altfuels beginning on page 60, we assume that you may not have provided these footnote disclosures as you may not believe that your pro forma results reflecting the acquisition of Altfuels would materially differ from your historical results.  If this is true, please provide a statement to this effect in your footnote to clarify why the SFAS 141 pro forma information has not been disclosed.

•
Please refer to the sixth bullet point of our prior comment 16.  Please reassess the periods for which Altfuels' historical financial statements should be provided under Item 310(c)(2) and (c)(3) of Regulation S-B.  In this regard, we assume that Altfuels' total assets at its most recent fiscal year end prior to the acquisition exceeded your total assets at your most recent fiscal year end prior to the acquisition; therefore, it appears under Item 310(c)(3)(i) of Regulation S-B that you should provide audited financial statements for Altfuels for its two most recent fiscal years prior to the acquisition and you should provide unaudited financial statements for Altfuels for the interim period from its most recent fiscal year end prior to the acquisition through its most recent fiscal quarter end prior to the acquisition.  Please revise your historical financial statements for Altfuels accordingly, and as previously requested, provide us with your analysis of the significance of the Altfuels acquisition under Item 310(c) of Regulation S-B to demonstrate to us that you are presenting the appropriate periods of historical financial statements for Altfuels.

Response 3:	Our responses below correspond sequentially to your bulleted comments above.

•
The reference to one of the reasons we acquired Altfuels was "to get the licenses needed to perform asbestos removal and abatement, hazardous materials cleanup and removal, oil field construction, oil field pit treatments, land reclamation and mold remediation in Louisiana" was deleted because it was erroneously included in response to prior comment 16 in our previous amendment.  There were no licenses acquired with the purchase of Altfuels.  The disclosure throughout the filing regarding the acquisition of Altfuels now indicates that, "We made this acquisition primarily to acquire the 80-acre site in Napoleonville for development as a medical research facility and as a launching site for our regional remediation business."

•
The reference to another of the reason we acquired Altfuels was "to own the formula for a product that cleans oil spills" was deleted because it was erroneously included in response to prior comment 16 in our previous amendment.  There was no formula acquired with the purchase of Altfuels.

•
As suggested, we did not provide the footnote disclosures required by paragraphs 58(b-c) of SFAS 141 with our pro forma financial statements reflecting the acquisition of Altfuels because we do not believe that our pro forma results would materially differ from our historical results.  A statement to this effect was added to our footnote to clarify why the SFAS 141 pro forma information has not been disclosed.

•
Pursuant to Item 310(c)(3)(i) of Regulation S-B, we have now included unaudited financials statements for Altfuels for the nine months ended September 30, 2006, which represents the interim period from its most recent fiscal year end prior to acquisition through its most recent fiscal quarter end prior to the acquisition as well as audited financial statements for Altfuels for its two most recent fiscal years prior to the acquisition.  Accordingly, the audited financials for Altfuels for the period ended November 8, 2006 included in our previously filed Amendment 2 to Form 10-SB were deleted.  The following is our analysis of the significance of the Altfuels acquisition under Item 310(c) of Regulation S-B:

Assets of acquired business	450,194	58%
Total assets RRLB after acq	778,741
per 12/31/06 FS
- used 3/31/07

Financial Statements for the Fiscal Year Ended September 30, 2006

4.	We note the revisions to your balance sheet in response to prior comment 17. As requested please, make the following additional revisions to appropriately reflect the forward stock split.

•	Revise your weighted average shares and net loss per share within your statement of operations.
•	Revise the number of shares issued for services as disclosed in Note 6 on page 51.

Response 4:
Pursuant to your request, we revised the weighted average shares and net loss per share within our statement of operations.  We have also revised the number of shares issued for services as disclosed in Note 6.

Pro Forma Financial Statements

5.
Please revise your pro forma statements of operations to include earnings per share in accordance with paragraph 58(c) of SFAS 141.  Also note that the interim pro forma balance sheet is not required because the transaction is already reflected in the historic balance sheet as of June 30, 2007.  Refer to Article 11-02(c)(1) of Regulation S-X.

Response 5:
We revised our pro forma statements of operations to include earnings per share in accordance with paragraph 58(c) of SFAS 141.  We also deleted the interim pro forma balance sheet, which was not required.

FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2007

Exhibit 31.1

5.
We note the introduction which identifies the certifying individual and includes that individual's title.  Use of the certifying officer's title in this opening line is not permitted as the certifying officer must sign the certificate in a personal capacity.  Please confirm to us that your certifying officer signed this certificate in his personal capacity.  We also note that you refer to the "quarterly report" rather than just "report" in the second and third paragraphs of this certification, which is not permissible.  In your future filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-B.

Response 6:
We note your comment above that the certifying officer's title is not required because the certificate is being signed in a personal capacity.  Our future filings will contain an individual signature only and will use the exact language as provided in Item 601(b)(31)(i) of Regulation S-B.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Claus Wagner Bartak
Dr. Claus Wagner Bartak,
Chairman and President